SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 13D

Under the Securities Exchange Act of 1934

NEXIQ Technologies, Inc.

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(Name of Issuer)

Class A Common Stock, $0.01 par value

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(Title of Class of Securities)

65334M101

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(CUSIP Number)

James C. Griffin, Jr.

Diversified Software Industries, Inc.

2475 Coral Ct.

Coralville, IA 52241

(319) 545-5400

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2001

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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13.d-1(f) or 240.13d-1(g), check the following box. [ ]

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(1) Names of reporting persons; I.R.S. Identification Nos. of above persons (entities only)

James C. Griffin, Jr.

(2) Check the appropriate box if a member of a group

Not applicable (a) [ ]

(b) [ ]

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(3) SEC use only

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(4) Source of funds (see instructions)

OO

James C. Griffin, Jr. received 663,897 shares of the Issuer's Common Stock as consideration for the sale of 1,283,833 shares of Common Stock of Diversified Software Industries, Inc., an Iowa corporation (now a wholly owned subsidiary of the Issuer), by James C. Griffin, Jr. to the Issuer.

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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

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(6) Citizenship or place of organization

United States

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Number of shares beneficially owned by each reporting person with:

(7) Sole dispositive power 663,897

(8) Shared voting power - 0 -

(9) Sole dispositive power 663,897

(10) Shared dispositive power - 0 -

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(11) Aggregate amount beneficially owned by each reporting person

663,897

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

[ ]

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(13) Percent of class represented by amount in Row (11)

6.91%

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(14) Type of reporting person

IN

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ITEM 1. SECURITY AND ISSUER

This Schedule relates to Class A Common Stock, $0.01 par value, of NEXIQ Technologies, Inc., 1155 Elm Street, Manchester, New Hampshire 03101

ITEM 2. IDENTITY AND BACKGROUND

(a) James C. Griffin, Jr.

(b) 2475 Coral St., Coralville, Iowa 52241

(c) The principal occupation of James C. Griffin, Jr. is Executive Vice-President of Diversified Software Industries, Inc., 2475 Coral Court, Coralvills, Iowa 52241.

(d) James C. Griffin, Jr., has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) James C. Griffin, Jr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) James C. Griffin, Jr. is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities were received by James C. Griffin, Jr. as consideration for the sale of 1,283,833 shares of Common Stock of Diversified Software Industries, Inc., an Iowa corporation (now a wholly owned subsidiary of the Issuer), by James C. Griffin, Jr. to the Issuer.

ITEM 4. PURPOSE OF TRANSACTIONS.

The securities were received by James C. Griffin, Jr. as consideration for the sale of 1,283,833 shares of Common Stock of Diversified Software Industries, Inc., an Iowa corporation in a transaction in which the Issuer acquired one hundred percent (100%) of the issued and outstanding common stock of Diversified Software Industries, Inc (now a wholly owned subsidiary of the Issuer.

The purpose of the acquisition of the Securities is for investment.

James C. Griffin, Jr. does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, except that James C. Griffin, Jr. may acquire up to 863,840 additional shares of the Issuer's Common Stock through the exercise of stock options which become exercisable over a period of three years. Options for the purchase of 2,500 shares of the Issuer's Common Stock are presently exercisable. Options for the purchase of an additional 2,500 shares of the Issuer's Common Stock will be exercisable within 60 days.

James C. Griffin, Jr. may, at any time and from time to time, engage in further purchases or sales of the issuer's securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of NEXIQ Technologies, Inc.'s common stock beneficially owned by James C. Griffin, Jr. is 663,897 representing approximately 6.91% of the class, based on the most recent Quarterly Report on Form 10-Q filed by the issuer.

(b) James C. Griffin, Jr. possesses sole power to vote or direct the vote and dispose or direct the disposition of the securities.

(c) In the past sixty (60) days, James C. Griffin, Jr., received 658,897 shares of the Issuer's $.01 par value Common Stock from the Issuer as consideration for the sale of 1,283,833 shares of Common Stock of Diversified Software Industries, Inc., an Iowa corporation (now a wholly owned subsidiary of the Issuer).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that James J. Griffin, Jr. may acquire up to 863,840 additional shares of the Issuer's Common Stock through the exercise of stock options which become exercisable over a period of three years. Options for the purchase of 2,500 shares of the Issuer's Common Stock are presently exercisable. Options for the purchase of an additional 2,500 shares of the Issuer's Common Stock will be exercisable within 60 days.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

N/A

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 18, 2001

/s/ James C. Griffin, Jr.

James C. Griffin, Jr.